================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F __

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-9050.

================================================================================

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re MAGAL Announces a Change to the Board of Directors and a Grant of $1.2 Million to the Company's Employees Paid by its Major Shareholders dated June 21, 2004.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

MAGAL Announces a Change to the Board of Directors and a Grant of $1.2 Million to the Company's Employees Paid by its Major Shareholders

Monday June 21, 12:51 pm ET

YAHUD, Israel, June 21 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM:MAGS, TASE:MAGS) today announced that Mr. Shlomo Yanai resigned from his position on the company's board of directors.

Magal also announced that the company's major shareholders Mr. N. Kirsh and Mr.
J. Even-Ezra have declared, as part of the celebration of the 20th anniversary of Magal's founding, to personally allocate an award of $1.2 million to the company's employees worldwide, in gratitude of the employees' efforts and participation in the company's growth and achievements. The award will be allocated among the employees according to the discretion of management.

In accordance with the generally accepted accounting principles in the United States such an award will be recorded in Magal's second quarter statement of income as an expense, although it will not effect the total shareholders' equity or its statement of cash- flows. As a result of the above accounting treatment the company expects to record a loss for the second quarter of 2004.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Revenues for fiscal year 2003 were US$59 million, with net income of US$2.4 million.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:

    Magal Security Systems, Ltd              Gal IR International
    Raya Asher, CFO                          Ehud Helft/Kenny Green
    Tel: +972-3-539-1444                     Tel: +1-866-704-6710
    Fax: +972-3-536-6245                     Int'l dial: +972-3-607-4717
    E-mail: magalssl@trendline.co.il         E-mail: ehud.helft@galir.com
    kenny.green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                 (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  June 22, 2004